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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                              Commission File Number   001-7062
                                                                     -----------


                           NOTIFICATION OF LATE FILING

         (Check One):    Form 10-K      Form 11-K      Form 20-F   X  Form 10-Q
                      ---            ---            ---           ---
   Form N-SAR
---

                  For Period Ended:             July 31, 1998
                                   ---------------------------------------------

    Transition Report on Form 10-K           Transition Report on Form 10-Q
---                                      ---
    Transition Report on Form 20-F           Transition Report on Form N-SAR
---                                      ---
    Transition Report on Form 11-K
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                  For the Transition Period Ended:
                                                   -----------------------------

         Read attached instruction sheet before preparing form. Please print or type.


                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                  If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant        REALTY REFUND TRUST
                         -------------------------------------------------------

Former name if applicable
                           -----------------------------------------------------

Address of principal executive office (Street and number)
       925 EUCLID AVENUE, SUITE 1750
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City, state and zip code        CLEVELAND, OHIO 44115
                         -------------------------------------------------------

                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date,
 X or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      SEE ATTACHED SHEET.


                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

     James B. Aronoff, Esq.            (216)             566-5504
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            (Name)                  (Area Code)      (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                           X  Yes       No
                                                          ---       ---

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           X  Yes       No
                                                          ---       ---

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                               REALTY REFUND TRUST
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date    September 15, 1998         By   /s/ Gregory D. Bruhn
     -----------------------          ------------------------------------------
                                      Gregory D. Bruhn, Executive Vice President
                                         and Chief Financial Officer

      Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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PART III

In May 1998, the Financial Accounting Standards Board's Emerging Issues Task Force (the "EITF") issued EITF Number 98-9 "Accounting for Contingent Rent in Interim Financial Periods" ("EITF 98-9") requiring lessors to defer the recognition of contingent rental income in interim periods until specified annual targets that trigger the contingent income are met. Realty ReFund Trust (the "Trust") reviewed the terms of certain percentage leases from which it derives significant consolidated revenues and has determined that the provisions of EITF 98-9 would impact the Trust's current revenue recognition on an interim basis. As a result, the Trust is required to restate its first quarter results for fiscal 1999 and record the results of the second quarter of fiscal 1999 in accordance with the new pronouncement. Due to the adjustments to revenues from each of the Trust's percentage leases required by EITF 98-9, the Trust has experienced numerous difficulties and delays in the preparation of its consolidated financial disclosures.

Additionally, the Trust has executed numerous agreements (properly reported on Forms 8-K filed throughout fiscal 1999) pursuant to which the Trust acquired controlling interests in numerous individual privately-held hotel properties whose accounting systems and procedures were incompatible with the financial reporting required of publicly-held companies. Despite the Trust's efforts to implement appropriate financial reporting systems and procedures, the formerly individual privately-held businesses have experienced difficulties closing their books and records in a timely manner. The Trust depends heavily on timely and accurate reporting from the acquired businesses as the presentation of the financial results of the Trust require the completion of purchase accounting adjustments arising from the acquisitions of the interests in the hotel properties and the preparation of historical and pro forma financial information. As a result, the Trust has experienced difficulties and delays in collecting and reporting consolidated financial disclosures.

The Trust respectfully represents that due to its adoption of EITF 98-9 as a significant change in accounting principle and the delays experienced in applying publicly-held financial reporting requirements to formerly individual privately-held businesses, the Trust is unable to timely file its Quarterly Report on Form 10-Q for the period ending July 31, 1998 without unreasonable effort or expense prior to the September 14, 1998 due date.

As required by Exchange Act Rule 12b-25(c), also attached as an exhibit to this notification is a statement signed on behalf of the Trust's public accountants confirming the reasons for the above described delay.

The Trust represents that its Quarterly Report on Form 10-Q will be filed no later than the fifth calendar day following the prescribed due date of September 14, 1998.


PART IV (3)

While the Trust's financial results for the second quarter of fiscal 1999 are anticipated to be substantially equivalent to those reported on its Quarterly Report of Form 10-Q for the second quarter of fiscal 1998, it is currently estimated that Net Income Applicable To Common Shares will improve from $(139,862) to $86,207 for the respective six-month periods ended July 31, 1997 and 1998, and Earnings Per Share will improve from $(.14) to $.05 for the same respective six-month periods. Whereas 1997 quarterly figures reflect the Trust's winding-down of prior business operations in advance of its change in business focus to hotel lodging, the July 31, 1998 figures reflect the Trust's operations in hotel lodging for two fiscal quarters.